Exhibit (a)(5)(v) – Press Release

Federated Premier Intermediate Municipal Income Fund Announces Final Results of Tender Offer

(PITTSBURGH, Pa., Aug. 17, 2017) — Federated Premier Intermediate Municipal Income Fund (NYSE: FPT) announced today that in accordance with the terms of its tender offer, since the tender offer was oversubscribed, it will purchase 20 percent of its issued and outstanding common shares on a pro rata basis, with appropriate adjustment to avoid purchase of fractional shares (the “proration factor”). The purchase price is $14.13 per common share, which is 98 percent of the net asset value per common share determined as of the close of the regular trading session of the New York Stock Exchange on Aug. 11, 2017.

A total of 2,562,139.3634 common shares were properly tendered and not withdrawn by Aug. 11, 2017, the final date for withdrawals, and the fund accepted for payment 1,396,465 common shares. The proration factor is approximately .545064378. The fund will purchase the common shares that it has accepted for payment as promptly as practicable.

The Boards of Trustees for FPT and Federated Premier Municipal Income Fund (NYSE: FMN), upon the recommendation of the Funds’ investment adviser, Federated Investment Management Company, have approved FPT reorganizing with and into FMN in what is expected to be a tax-free transaction.

Federated Investors, Inc. (NYSE: FII) is one of the largest investment managers in the United States, managing $360.4 billion in assets as of June 30, 2017. With 122 funds, as well as a variety of separately managed account options, Federated provides comprehensive investment management worldwide to more than 8,500 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

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This press release mentions a reorganization, which, if approved by shareholders, would be conducted pursuant to an agreement and plan of reorganization that will be included in a registration statement filed by FMN (the Registration Statement). The Registration Statement has been filed with the SEC but may be amended or withdrawn until the Registration Statement is declared effective by the SEC. The joint proxy statement/prospectus included in the Registration Statement will not be distributed to shareholders of FPT and FMN unless and until the Registration Statement is declared effective by the SEC. The final joint proxy statement/prospectus will contain information with respect to the investment objectives, risks, charges and expenses of the funds and other important information about FPT and FMN. The joint proxy statement/prospectus will constitute neither an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Shareholders should read the Registration Statement and joint proxy statement/prospectus if and when those documents become effective as they will contain important information about the proposed reorganization. Investors should consider the investment objectives, risks, charges and expenses of FPT and FMN carefully.

Certain statements made in this press release, such as those related to the reorganization, are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, none of the investment advisor, the fund or any other person assumes responsibility for the accuracy and completeness of such statements in the future.

MEDIA:	MEDIA:	ANALYSTS:
Ed Costello 412-288-7538	Meghan McAndrew 412-288-8103	Ray Hanley 412-288-1920